The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell these securities nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Filed pursuant to General Instruction II.K to
Form F-9, File No. 333-109392

Preliminary Pricing Supplement	SUBJECT TO COMPLETION	October 6, 2005

Pricing Supplement No. 11 to the Prospectus Dated October 14, 2003 and the
Prospectus Supplement dated January 26, 2005

US$
Royal Bank of Canada
Senior Global Medium-Term Notes, Series A
Principal Protected Global Index Basket-Linked Notes, due October 29, 2010

Issuer:	Royal Bank of Canada ("Royal Bank")
Trade Date:	October 26, 2005
Issue Date:	October 31, 2005
Maturity Date and Term:	October 29, 2010 (resulting in a term to maturity of five years)
Coupon:	We will not pay you interest during the term of the Notes.
Index Portfolio:	The Notes are linked to the value of a substantially equally weighted portfolio (the "Index Portfolio") of five major international indices (the "Underlying Indices" and each, an "Underlying Index"). Such weightings will be achieved by providing a Component Weight for each Underlying Index as follows:

Underlying Index	Component Weight
S&P 500 Index®	20%
Dow Jones EURO STOXX 50® Index	20%
Nikkei 225 Index®	20%
FTSE 100 Index	20%
S&P/ASX 200 Index®	20%

Minimum Investment:	US$2,000 (Subject to such other restrictions, as may be applicable to such investors under the private offering rules of any jurisdiction outside the United States. See "Risk Factors—Non-U.S. Investors May Be Subject to Certain Additional Risks.")
Denomination:	US$1,000 and integral multiples thereof.
Payment at Maturity:	The amount payable on each Note upon maturity will be equal to the sum of (a) the Principal Amount of the Note, plus (b) any Index Interest.
Index Interest:	Index Interest, if any, on each Note upon maturity will equal the Principal Amount x Percentage Change. Index Interest may not be less than zero.
Percentage Change:	Percentage Change will equal an amount, expressed as a percentage and rounded to four decimal places, equal to the sum of the Weighted Component Changes for the Underlying Indices.
The "Weighted Component Change" for an Underlying Index will be determined as follows:

Component Weight	x	(Final Index Level – Initial Index Level)
Initial Index Level

If the sum of the Weighted Component Changes is a negative number, then the Percentage Change will be deemed to be zero.
Initial Index Levels:	, the closing levels of the Underlying Indices on October 26, 2005 (the "initial valuation date").
Final Index Levels:	, the closing levels of the Underlying Indices on October 26, 2010 (the "final valuation date").
Clearance and Settlement:	DTC global (including through its indirect participants Euroclear and Clearstream, Luxembourg as described under "Ownership and Book-Entry Issuance" in the accompanying prospectus).
CUSIP Number:	78008EAH0
Listing:	The Notes will not be listed on any securities exchange or quotation system.
Calculation Agent:	JPMorgan Chase Bank, N.A.

Investing in the Notes involves risks that are described in the "Risk Factors" section beginning on page P-4 of this pricing supplement and page S-4 of the accompanying prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these Notes or passed upon the accuracy of this pricing supplement or the accompanying prospectus and prospectus supplement. Any representation to the contrary is a criminal offense.

We may use this pricing supplement in the initial sale of Notes. In addition, RBC Capital Markets Corporation or another of our affiliates may use this pricing supplement in market-making transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

The Notes will not constitute deposits insured under the Canada Deposit Insurance Corporation or by the United States Federal Deposit Insurance Corporation or any other Canadian or United States governmental agency or instrumentality.

	Price to Public		Agent's Commission		Proceeds to Royal Bank of Canada
Per Note		100%		3.25%		96.75%
Total	$		$		$

RBC Capital Markets Corporation

Pricing Supplement dated October       , 2005

"Standard & Poor's®", "S&P®", "S&P 500 Index®" and "S&P/ASX 200 Index®" are trademarks of The McGraw-Hill Companies, Inc. "Dow Jones Euro STOXX 50® Index" is a service mark of Dow Jones & Company, Inc. and STOXX Limited. "Nikkei 225 Index®" is a trademark of Nihon Keizai Shimbun, Inc. FTSE is a trademark of London Stock Exchange Limited and The Financial Times Limited and is used by FTSE International Limited under License. These marks have been licensed for use by Royal Bank of Canada. The Principal Protected Global Index Basket-Linked Notes, due October 29, 2010 are not sponsored, endorsed, sold or promoted by Standard & Poor's, STOXX Limited, Dow Jones & Company, Inc., Nihon Keizai Shimbun, Inc. or FTSE International, Ltd. and none of these parties makes any representation, warranty, or condition regarding the advisability of investing in the Principal Protected Global Index Basket-Linked Notes, due October 29, 2010. The licensing relating to the use of the Underlying Indices (as defined herein) and trademarks referred to above by Royal Bank of Canada is solely for the benefit of Royal Bank of Canada, and not for any third parties. The only relationship of Standard & Poor's, STOXX Limited, Dow Jones & Company, Inc., Nihon Keizai Shimbun, Inc. and FTSE International Ltd. to Royal Bank of Canada is the licensing of certain trademarks and trade names of the Underlying Indices, which are determined, composed and calculated by each Index Source (as defined herein) without regard to Royal Bank of Canada or the Principal Protected Global Index Basket-Linked Notes, due October 29, 2010. The Index Sources have no obligation to take the needs of Royal Bank of Canada or the holders into consideration in determining, composing or calculating the Underlying Indices. The Index Sources are not responsible for and have not participated in the determination of the timing or pricing of the Principal Protected Global Index Basket-Linked Notes, due October 29, 2010 or in the determination or calculation of the equation by which the Principal Protected Global Index Basket-Linked Notes, due October 29, 2010 are to be converted into cash. The Index Sources have no obligation or liability in connection with the administration, marketing or trading of the Principal Protected Global Index Basket-Linked Notes, due October 29, 2010.

THE INDEX SOURCES DO NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF ANY UNDERLYING INDEX OR ANY DATA INCLUDED THEREIN AND THE INDEX SOURCES SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. THE INDEX SOURCES MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY ROYAL BANK OF CANADA, THE HOLDERS OR ANY OTHER PERSON OR ENTITY FROM THE USE OF ANY UNDERLYING INDEX OR ANY DATA INCLUDED THEREIN. THE INDEX SOURCES MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO AN UNDERLYING INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL THE INDEX SOURCES HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES OR LOSSES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

TABLE OF CONTENTS

Pricing Supplement
Summary	P-1
Risk Factors	P-4
Summary Information Regarding the Underlying Indices	P-9
Payment Under the Notes	P-18
Use of Proceeds and Hedging	P-22
Supplemental Tax Considerations	P-23
Supplemental Plan of Distribution	P-25
Documents Filed as Part of the Registration Statement	P-25

Prospectus Supplement
About This Prospectus Supplement	S-3
Recent Developments	S-3
Consolidated Ratios of Earnings to Fixed Charges	S-3
Risk Factors	S-4
Use of Proceeds	S-7
Description of the Notes We May Offer	S-8
Certain Income Tax Consequences	S-27
Employee Retirement Income Security Act	S-40
Supplemental Plan of Distribution	S-41
Documents Filed as Part of the Registration Statement	S-46

Prospectus
Documents Incorporated by Reference	1
Where You Can Find More Information	3
About This Prospectus	3
Caution Regarding Forward-Looking Information	4
Royal Bank of Canada	5
Risk Factors	5
Use of Proceeds	5
Consolidated Ratios of Earnings to Fixed Charges	6
Description of Securities We May Offer	6
Additional Mechanics	9
Special Situations	11
Subordination Provisions	13
Defeasance	14
Events of Default	15
Ownership and Book-Entry Issuance	16
Our Relationship with the Trustee	21
Tax Consequences	21
Plan of Distribution	22
Validity of Securities	23
Experts	23
Limitation on Enforcement of U.S. Laws Against RBC, Our Management and Others	24
Documents Filed as Part of the Registration Statement	24

i

SUMMARY

The Principal Protected Notes (the "Notes") are medium-term notes issued by Royal Bank offering full principal protection and participation in the equal-weighted return of the Underlying Indices over the term to maturity. The following is a summary of the terms of the Notes, as well as a discussion of risks and other considerations you should take into account when deciding whether to invest in the Notes. Additionally, the Notes may be offered to certain investors outside the United States in accordance with applicable local law. We urge non-U.S. investors to read "Risk Factors—Non-U.S. Investors May be Subject to Certain Additional Risks". The information in this section is qualified in its entirety by the more detailed explanations set forth elsewhere in this pricing supplement and the accompanying prospectus and prospectus supplement. References to the "prospectus" mean our accompanying prospectus, dated October 14, 2003, and references to the "prospectus supplement" mean our accompanying prospectus supplement, dated January 26, 2005, which supplements the prospectus. Capitalized terms used in this pricing supplement which are defined in the accompanying prospectus or prospectus supplement shall have the meanings assigned to them in the prospectus or prospectus supplement.

Selected Purchase Considerations

•	Growth Potential—The Notes provide the opportunity for 100% participation in potential increases in the level of the Underlying Indices. You will receive 100% of any such gains at maturity.

•	Principal Protection—At maturity, your principal is fully protected against a decline in the Underlying Indices.

Selected Risk Considerations

An investment in the Notes involves risks. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks in "Risk Factors" on page P-4.

•	Principal Protection Only If You Hold the Notes to Maturity—You should be willing to hold your Notes to maturity. If you sell your Notes in the secondary market prior to maturity, you may have to sell them at a discount and you will not have principal protection for a decline in the level of the Underlying Indices.

•	Market Risk—The return on the Notes, which may be positive or negative, is linked to the performance of the Underlying Indices, and will depend on whether, and the extent to which, the Index Interest is positive or negative.

•	No Interest Payments—You will not receive any periodic interest payments on the Notes and you will not receive any dividend payments or other distributions on the securities included in the S&P 500 Index® (the "S&P 500 Index Constituent Stocks"), the Dow Jones EURO STOXX 50® Index (the "DJ STOXX Index Constituent Stocks"), the Nikkei 225 Index® (the "Nikkei Index Constituent Stocks"), the FTSE 100 Index (the "FTSE Index Constituent Stocks"), the S&P/ASX 200 Index® (the "S&P/ASX 200 Index Constituent Stock", and together with the S&P 500 Constituent Stocks, the DJ STOXX Index Constituent Stocks, the Nikkei Index Constituent Stocks and the FTSE Index Constituent Stock, the "Constituent Stocks").

•	No Direct Exposure to Fluctuations in Foreign Exchange Rates—The value of your Notes will not be adjusted for exchange rate fluctuations between the U.S. dollar and the currencies upon which the Constituent Stocks are based. Therefore, if the applicable currencies appreciate or depreciate relative to the U.S. dollar over the term of the Notes, you will not receive any additional payment or incur any reduction in payment at maturity.

•	No Listing—The Notes will not be listed or displayed on any securities exchange, the Nasdaq National Market System or any electronic communications network. There can be no assurance that a secondary market will develop for the Notes. The Underwriter and other affiliates of the Bank currently intend to make a market in the Notes, although they are not required to do so and may stop making a market at any time. If you sell your Notes prior to maturity, you may have to sell them at a substantial discount.

The Notes May Be a Suitable Investment for You If:

•	You seek an investment with a return linked to the performance of the Underlying Indices.

•	You seek an investment that offers principal protection when the Notes are held to maturity.

•	You are willing to hold the Notes to maturity.

•	You do not seek current income from this investment.

The Notes May Not Be a Suitable Investment for You If:

•	You are unable or unwilling to hold the Notes to maturity.

•	You seek an investment with direct exposure to fluctuations in foreign exchange rates.

•	You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities and credit ratings.

•	You seek current income from your investments.

•	You seek an investment for which there will be an active secondary market.

What Are the Tax Consequences of the Notes?

Your Notes will be treated as a single debt instrument subject to the special tax rules governing contingent debt instruments for United States federal income tax purposes. Under these rules, you will generally be required to pay taxes on ordinary income from the Notes over their term based upon a comparable yield of the Notes, even though you will not receive any payments from us until maturity. Your cost basis in your Notes will be increased by the amount you are required to include in income. We have determined that the comparable yield is equal to        % per annum, compounded semiannually. This comparable yield is neither a prediction nor a guarantee of what the actual payment at maturity will be, or that the actual payment at maturity will even exceed the full principal amount.

For a more complete discussion of the U.S. federal income tax consequences of your investment in the Notes, see "Supplemental Tax Considerations—Supplemental U.S. Tax Considerations" on page P-23.

For a discussion of the Canadian federal income tax consequences of your investment in the Notes, see "Supplemental Tax Considerations—Supplemental Canadian Tax Considerations" on
page P-24.

Sample Calculations of the Payment Amount

The examples set out below are included for illustration purposes only. The levels of the Underlying Indices used to illustrate the calculation of Index Interest are not estimates or forecasts of the Initial Index Levels and Final Index Levels (each as defined in "Payment Under the Notes— Calculation of Percentage Change") of the Underlying Indices on which the calculation of the Percentage Change, and in turn Index Interest, will depend. All examples assume that a holder has purchased Notes with an aggregate Principal Amount of $10,000 and that no market disruption event has occurred.

Example #1 — Calculation of the Payment Amount where Percentage Change of the Index Portfolio is positive.

It is assumed that the Initial Index Level and the Final Index Level of the Underlying Indices are as illustrated below. The Payment Amount would be calculated as follows:

	Initial Index Level (Example)	Final Index Level (Example)	% Change	Component Weight	Weighted Component Change
S&P 500 Index®	1,200.00	2,040.00	70.0000%	20.0000%	14.0000%
Dow Jones EURO STOXX 50® Index	3,400.00	3,264.00	(4.0000)%	20.0000%	(0.8000)%
Nikkei 225 Index®	13,500.00	19,575.00	45.0000%	20.0000%	9.0000%
FTSE 100 Index	5,400.00	4,914.00	(9.0000)%	20.0000%	(1.8000)%
S&P/ASX 200 Index®	4,600.00	7,130.00	55.0000%	20.0000%	11.0000%
Sum					31.4000%

Percentage Change = 31.400%

Index Interest = $10,000 x 31.400% = $3,140.00

Payment Amount = $10,000 + $3,140.00 = $13,140.00

Example #2 — Calculation of the Payment Amount where Percentage Change of the Index Portfolio is negative.

It is assumed that the Initial Index Level and the Final Index Level of the Underlying Indices are as illustrated below. The Payment Amount would be calculated as follows:

	Initial Index Level (Example)	Final Index Level (Example)	% Change	Component Weight	Weighted Component Change
S&P 500 Index®	1,200.00	1,080.00	(10.0000)%	20.0000%	(2.0000)%
Dow Jones EURO STOXX 50® Index	3,400.00	3,128.00	(8.0000)%	20.0000%	(1.6000)%
Nikkei 225 Index®	13,500.00	15,390.00	14.0000%	20.0000%	2.8000%
FTSE 100 Index	5,400.00	4,914.00	(9.0000)%	20.0000%	(1.8000)%
S&P/ASX 200 Index®	4,600.00	3,220.00	(30.0000)%	20.0000%	(6.0000)%
Sum					(8.6000)%

Percentage Change = 0.000%

Index Interest = $10,000 x 0.000% = $0.00

Payment Amount = $10,000 + $0.00 = $10,000.00

RISK FACTORS

The return on the Notes is linked to the performance of the Underlying Indices. Investing in the Notes is not equivalent to a direct investment in the Underlying Indices. This section describes the most significant risks relating to the Notes. We urge you to read the following information about these risks, together with the other information in this pricing supplement and the accompanying prospectus and prospectus supplement, including the "Risk Factors" section in the prospectus supplement, before investing in the Notes.

Any positive return in any Underlying Index may be offset by a negative return in another
Underlying Index.

The Notes are linked to five Underlying Indices: the S&P 500 Index®, the Dow Jones EURO STOXX 50® Index, the Nikkei 225 Index®, the FTSE 100 Index and the S&P/ASX 200 Index®, each of which is given approximately equal weight in calculating Index Interest. A positive return in any Underlying Index may be offset by a negative return in another Underlying Index resulting in a negative Index Interest.

Owning the Notes is not the same as owning the Constituent Stocks.

The return on your Notes may not reflect the return you would realize if you actually owned the Constituent Stocks. This is the case because the level of the Underlying Indices are calculated in part by reference to the prices of the Constituent Stocks without taking into consideration the value of dividends paid on those stocks.

Even if the level of the Underlying Indices increases during the term of the Notes, the market value of the Notes may not increase by the same amount. It is also possible for the level of each Underlying Index to increase while the market value of the Notes declines.

Changes that affect the Underlying Indices will affect the market value of the Notes and the amount you will receive at maturity.

The policies of Standard & Poor's (a division of The McGraw Hill Companies, Inc.) (the "S&P 500 Index and S&P/ASX 200 Index Source") with respect to the S&P 500 Index® and the S&P/ASX 200 Index®, STOXX Limited (a joint venture between Deutsche Boerse AG, Dow Jones & Company and SWX Swiss Exchange) (the "DJ STOXX Index Source") with respect to the Dow Jones EURO STOXX 50® Index, FTSE International Ltd. (the "FTSE 100 Index Source") with respect to the FTSE 100 Index and Nihon Keizai Shimbun, Inc. (the "Nikkei Index Source") with respect to the Nikkei 225 Index® (the S&P 500 Index and S&P/ASX 200 Index Source, the DJ STOXX Index Source, the FTSE 100 Index Source and the Nikkei Index Source, collectively, the "Index Sources") concerning the calculation of the Underlying Indices, additions, deletions or substitutions of the Constituent Stocks and the manner in which changes affecting the Constituent Stocks or the issuers of the Constituent Stocks, such as stock dividends, reorganizations or mergers, are reflected in its respective Underlying Index, could affect its respective Underlying Index and, therefore, could affect the amount payable on the Notes at maturity, and the market value of the Notes prior to maturity. The amount payable on the Notes and their market value could also be affected if any Index Source changes these policies, for example by changing the manner in which it calculates its respective Underlying Index, or if any Index Source discontinues or suspends calculation or publication of its respective Underlying Index, in which case it may become difficult to determine the market value of the Notes. If events such as these occur or if the Final Index Level is not available because of a market disruption event or for any other reason, the Calculation Agent—which initially will be JPMorgan Chase Bank, N.A.—may determine the Final Index Level or fair market value of the Notes—and, thus, the amount payable at maturity—in a manner it considers appropriate, in its sole discretion.

There may not be an active trading market in the Notes, and sales in the secondary market may result in significant losses.

You should be willing to hold your Notes to maturity. There may be little or no secondary market for the Notes. The Notes will not be listed or displayed on any securities exchange, the Nasdaq

National Market System or any electronic communications network. The Underwriter and other affiliates of the Bank currently intend to make a market for the Notes, although they are not required to do so. The Underwriter or any other affiliate of the Bank may stop any such market making activities at any time.

If you sell your Notes before maturity, you may have to do so at a substantial discount from the issue price, and as a result, you may suffer substantial losses.

The market value of the Notes may be influenced by unpredictable factors.

The market value of your Notes may fluctuate between the date you purchase them and the final valuation date when the calculation agent will determine your payment at maturity. Several factors, many of which are beyond our control, will influence the market value of the Notes. We expect that, generally, the level of the Underlying Indices on any day will affect the market value of the Notes more than any other single factor. Other factors that may influence the market value of the Notes include:

•	the volatility of each Underlying Index (i.e., the frequency and magnitude of changes in the level of each Underlying Index);

•	the composition of each Underlying Index and changes to its Constituent Stocks;

•	the market prices of the Constituent Stocks;

•	the dividend rate paid on Constituent Stocks (while not paid to the holders of the Notes, dividend payments on Constituent Stocks may influence the market price of Constituent Stocks and the level of each Underlying Index, and therefore affect the market value of the Notes);

•	the volatility of the exchange rate between the U.S. dollar and each of the currencies upon which the non-U.S. dollar denominated Constituent Stocks are denominated;

•	interest rates in each market related to the S&P 500 Index Constituent Stocks, the DJ STOXX Index Constituent Stocks, the FTSE 100 Index Constituent Stocks, the S&P/ASX 200 Index Constituent Stocks and the Nikkei Index Constituent Stocks;

•	the time remaining to the maturity of the Notes;

•	supply and demand for the Notes, including inventory positions with the Underwriter or any other market maker;

•	economic, financial, political, regulatory, or judicial events that affect the level of the Underlying Indices or the market price of the Constituent Stocks or that affect stock markets generally; and

•	the creditworthiness of the Bank.

Historical performance of the Underlying Indices should not be taken as an indication of the future performance of the Underlying Indices during the term of the Notes.

The trading prices of the Constituent Stocks will determine the level of each Underlying Index. The historical performance of each Underlying Index does not give an indication of the future performance of each Underlying Index. As a result, it is impossible to predict whether the level of any Underlying Index will rise or fall. Trading prices of the Constituent Stocks will be influenced by complex and interrelated political, economic, financial and other factors that can affect the market prices of the Constituent Stocks.

Trading and other transactions by the Bank or its affiliates in Constituent Stocks, futures, options, exchange-traded funds or other derivative products on Constituent Stocks or one or more of the
Underlying Indices, may impair the market value of the Notes.

As described below under "Use of Proceeds and Hedging" on page P-22, the Bank or its affiliates may hedge their obligations under the Notes by purchasing Constituent Stocks, futures or options on

Constituent Stocks or one or more of the Underlying Indices, or exchange-traded funds or other derivative instruments with returns linked or related to changes in the performance of Constituent Stocks or one or more of the Underlying Indices, and they may adjust these hedges by, among other things, purchasing or selling Constituent Stocks, futures, options, or exchange-traded funds or other derivative instruments at any time. Although they are not expected to, any of these hedging activities may adversely affect the market price of Constituent Stocks and the levels of one or more of the Underlying Indices and, therefore, the market value of the Notes. It is possible that the Bank or its affiliates could receive substantial returns from these hedging activities while the market value of the Notes declines.

The Bank or its affiliates may also engage in trading in Constituent Stocks and other investments relating to Constituent Stocks or one or more of the Underlying Indices on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. Any of these activities could adversely affect the market price of Constituent Stocks and the levels of one or more of the Underlying Indices and, therefore, the market value of the Notes. The Bank or its affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the performance of Constituent Stocks or one or more of the Underlying Indices. By introducing competing products into the marketplace in this manner, the Bank or its affiliates could adversely affect the market value of the Notes.

The business activities of the Bank or its affiliates may create conflicts of interest.

As noted above, the Bank and its affiliates expect to engage in trading activities related to one or more of the Underlying Indices and the Constituent Stocks that are not for the account of holders of the Notes or on their behalf. These trading activities may present a conflict between the holders' interest in the Notes and the interests the Bank and its affiliates will have in their proprietary accounts, in facilitating transactions, including block trades and options and other derivatives transactions for their customers and in accounts under their management. These trading activities, if they influence the level of one or more of the Underlying Indices, could be adverse to such holders' interests as beneficial owners of the Notes.

The Bank and its affiliates may, at present or in the future, engage in business with the issuers of the Constituent Stocks, including making loans to or providing advisory services to those companies. These services could include investment banking and merger and acquisition advisory services. These activities may present a conflict between the obligations of the Bank or another affiliate of the Bank and the interests of holders of the Notes as beneficial owners of the Notes. Moreover, the Bank and the Underwriter have published, and in the future expect to publish, research reports with respect to some or all of the issuers of the Constituent Stocks and one or more of the Underlying Indices. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. Any of these activities by the Bank, the Underwriter or other affiliates may affect the market price of the Constituent Stocks and the levels of the Underlying Indices and, therefore, the market value of the Notes.

You will not receive interest payments on the Notes or dividend payments on the Constituent Stocks or have shareholder rights in the Constituent Stocks.

You will not receive any periodic interest payments on the Notes and you will not receive any dividend payments or other distributions on the Constituent Stocks. As an owner of the Notes, you will not have voting rights or any other rights that holders of Constituent Stocks may have.

The Bank and its affiliates have no affiliation with the Index Sources and are not responsible for their public disclosure of information.

The Bank and its affiliates are not affiliated with the Index Sources in any way (except for licensing arrangements discussed below in "Summary Information Regarding the Underlying Indices" on page P-9) and have no ability to control or predict their actions, including any errors in or discontinuation of disclosure regarding their methods or policies relating to the calculation of each Underlying Index. If the Index Sources discontinue or suspend the calculation of their respective Underlying Index, it may become difficult to determine the market value of the Notes or the amount payable at maturity. Under certain circumstances, if an Index Source discontinues or suspends the calculation of its Underlying Index we may, at our option, designate another third party equity index to replace such Underlying Index, provided that we reasonably determine that the successor index substantially tracks the market performance of the broad local market in which the companies whose securities are represented or included in such Underlying Index participate and subject to appropriate adjustments being made to the terms and provisions of the Notes necessary or appropriate to preserve the economic value of the Notes as of the effective date of replacement. See "Payment Under the Notes—Discontinuance or Modification of an Underlying Index" beginning on page P-20. The Index Sources are not involved in the offer of the Notes in any way and have no obligation to consider your interest as an owner of Notes in taking any actions that might affect the value of your Notes.

We have derived the information about each Index Source and each Underlying Index in this pricing supplement from publicly available information, without independent verification. Neither we nor any of our affiliates assumes any responsibility for the adequacy or accuracy of the information about the Underlying Indices or the Index Sources contained in this pricing supplement. You, as an investor in the Notes, should make your own investigation into the Underlying Indices and the Index Sources.

The Calculation Agent can postpone the calculation of the Final Index Level for a particular
Underlying Index or the Maturity Date if a market disruption event occurs on the Final Valuation Date.

The determination of the Final Index Level for the Underlying Indices may be postponed if the Calculation Agent determines that a market disruption event has occurred or is continuing on the Final Valuation Date (as defined herein) for one or more of the Underlying Indices. If such a postponement occurs, the Calculation Agent will use the closing level of the particular Underlying Index on the first calendar day on which no market disruption event occurs or is continuing. In no event, however, will the Final Valuation Date be postponed by more than ten business days. As a result, the Maturity Date for the Notes could also be postponed, although not by more than ten business days.

If the determination of the Final Index Level for the Underlying Indices is postponed to the last possible day, but a market disruption event occurs or is continuing on that day, that day will nevertheless be the date on which the Final Index Level will be determined by the Calculation Agent. In such an event, the Calculation Agent will make a good faith estimate in its sole discretion of the Final Index Level that would have prevailed in the absence of the market disruption event. See "Payment Under the Notes—Consequences of Market Disruption Events" beginning on page P-19.

The Index Interest for the Notes will not be adjusted for changes in exchange rates that might affect the Dow Jones EURO STOXX 50® Index, the Nikkei 225 Index®, the FTSE 100 Index or the S&P/ASX 200 Index®.

Although some of the Constituent Stocks are traded in currencies other than U.S. dollars, and the Notes are denominated in U.S. dollars, the amount payable on the Notes at maturity will not be adjusted for changes in the exchange rate between the U.S. dollar and each of the currencies upon which the DJ STOXX Index Constituent Stocks the FTSE 100 Index Constituent Stocks, the S&P/ASX 200 Index Constituent Stocks and the Nikkei Index Constituent Stocks are denominated. Changes in exchange rates, however, may reflect changes in various non-U.S. economies that in turn may affect the Index Interest for the Notes. The amount we pay in respect of the Notes on the maturity date will be based solely upon the Index Interest. See "Payment Under the Notes—Payment Amount on Maturity" beginning on page P-18.

There Are Potential Conflicts of Interest Between You and the Calculation Agent.

JPMorgan Chase Bank, N.A. will serve as the calculation agent. JPMorgan Chase Bank, N.A. will, among other things, decide the amount of your payment at maturity on the Notes. We may change the calculation agent after the original issue date without notice to you. For a fuller description of the calculation agent's role, see "Specific Terms of the Notes—Role of Calculation Agent". The calculation agent will exercise its judgment when performing its functions. For example, the calculation agent may have to determine whether a market disruption event affecting the Index Constituent Stocks or the Index has occurred. This determination may, in turn, depend on the calculation agent's judgment whether the event has materially interfered with our ability or the ability of any of our affiliates to unwind our hedge positions. Since this determination by the calculation agent will affect the payment at maturity on the Notes, the calculation agent may have a conflict of interest if it needs to make any such decision.

Non-U.S. Investors May Be Subject to Certain Additional Risks.

The Notes are denominated in U.S. dollars. If you are a non-U.S. investor who purchased the Notes with a currency other than U.S. dollars, changes in rates of exchange may have an adverse effect on the value, price or income of your investment.

This pricing supplement contains a general description of certain United States and Canadian tax considerations relating to the Notes. If you are a non-U.S. investor, you should consult your tax advisors as to the consequences, under the tax laws of the country where you are resident for tax purposes, of acquiring, holding and disposing of the Notes and receiving payments of principal or other amounts under the Notes.

An investment in the Notes is subject to risks associated with non-U.S. securities markets.

Some of the Constituent Stocks have been issued by foreign companies. An investment in securities linked to the value of foreign equity securities involves particular risks. Foreign securities markets may be more volatile than U.S. securities markets and market developments may affect foreign markets differently from U.S. securities markets. Direct or indirect government intervention to stabilize these foreign securities markets, as well as cross shareholdings in foreign companies, may affect trading prices and volumes in those markets. Also, there is generally less publicly available information about foreign companies than about those U.S. companies that are subject to the reporting requirements of the U.S. Securities and Exchange Commission, and foreign companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies. Securities prices in foreign countries are subject to political, economic, financial and social factors that may be unique to the particular country. These factors, which could negatively affect the foreign securities markets, include the possibility of recent or future changes in the foreign government's economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other foreign laws or restrictions applicable to foreign companies or investments in foreign equity securities and the possibility of fluctuations in the rate of exchange between currencies. Moreover, certain aspects of a particular foreign economy may differ favorably or unfavorably from the U.S. economy in important respects such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency. For example, the Japanese economy has been troubled by negative or low rates of growth for many years. Many Japanese stocks have performed poorly over an extended period.

SUMMARY INFORMATION REGARDING THE UNDERLYING INDICES

The S&P 500 Index®

We have obtained all information regarding the S&P 500 Index® contained in this pricing supplement, including its make-up, method of calculation and changes in its components, from publicly available information. That information reflects the policies of, and is subject to change by, Standard & Poor's. We do not assume any responsibility for the accuracy or completeness of such information. Standard & Poor's has no obligation to continue to publish, and may discontinue publication of, the S&P 500 Index®. The S&P 500 Index® is intended to provide an indication of the pattern of common stock price movement. The calculation of the value of the S&P 500 Index®, discussed below in further detail, is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943.

Standard & Poor's chooses companies for inclusion in the Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of its stock guide database which Standard & Poor's uses as an assumed model for the composition of the total market. Relevant criteria employed by Standard & Poor's include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company's common stock is generally responsive to changes in the affairs of the respective industry and the market value and trading activity of the common stock of that company. Ten main groups of companies comprise the Index with the number of companies currently included in each group indicated in parentheses: Consumer Discretionary (88), Consumer Staples (37), Energy (29), Financials (84), Health Care (56), Industrials (53), Information Technology (78), Materials (32), Telecommunication Services (9) and Utilities (33). S&P may from time to time, in its sole discretion, add companies to, or delete companies from, the Index to achieve the objectives stated above. Standard & Poor's calculates the Index by reference to the prices of the S&P 500 Index Constituent Stocks without taking account of the value of dividends paid on such stocks.

Standard & Poor's currently computes the S&P 500 Index® as of a particular time as follows: the product of the market price per share and the number of then outstanding shares of each component stock is determined as of that time (referred to as the "market value" of that stock); the market values of all component stocks as of that time are aggregated; the mean average of the market values as of each week in the base period of the years 1941 through 1943 of the common stock of each company in a group of 500 substantially similar companies is determined; the mean average market values of all these common stocks over the base period are aggregated (the aggregate amount being referred to as the "base value"); the current aggregate market value of all component stocks is divided by the base value; the resulting quotient, expressed in decimals, is multiplied by ten. While Standard & Poor's currently employs the above methodology to calculate the S&P 500 Index®, no assurance can be given that Standard & Poor's will not modify or change this methodology in a manner that may affect the amount payable at maturity to beneficial owners of the Notes. Standard & Poor's adjusts the foregoing formula to offset the effects of changes in the market value of a component stock that are determined by Standard & Poor's to be arbitrary or not due to true market fluctuations. These changes may result from causes such as the issuance of stock dividends; the granting to shareholders of rights to purchase additional shares of stock; the purchase of shares by employees pursuant to employee benefit plans; consolidations and acquisitions; the granting to shareholders of rights to purchase other securities of the issuer; the substitution by Standard & Poor's of particular component stocks in the S&P 500 Index®; or other reasons. In these cases, Standard & Poor's first recalculates the aggregate market value of all component stocks, after taking account of the new market price per share of the particular component stock or the new number of outstanding shares of that stock or both, as the case may be, and then determines the new base value in accordance with the following formula:

Old Base Value x New Market Value = New Base Value
        Old Market Value

The result is that the base value is adjusted in proportion to any change in the aggregate market value of all component stocks resulting from the causes referred to above to the extent necessary to negate the effects of these causes upon the S&P 500 Index®.

The licensing agreement between the Bank and The McGraw-Hill Companies, Inc. is solely for their benefit and not for the benefit of the owners of the Notes or any other third parties.

Historical Performance of the S&P 500 Index®

The following chart shows the performance of the S&P 500 Index® of the period from December 31, 1986 to October 5, 2005.

The S&P/ASX 200 Index®

Unless otherwise stated, all information regarding the S&P/ASX 200 Index® provided in this pricing supplement is derived from Standard & Poor's, a division of The McGraw-Hill Companies, Inc. ("S&P"), or other publicly available sources. Such information reflects the policies of S&P as stated in such sources, and such policies are subject to change by S&P. We do not assume any responsibility for the accuracy or completeness of such information. S&P is under no obligation to continue to publish the S&P/ASX 200 Index® and may discontinue publication of the S&P/ASX 200 Index® at any time.

The S&P/ASX 200 Index® is intended to provide an investable benchmark for the Australian equity market and represents approximately 80% of Australian market capitalization. The S&P/ASX 200 Index® is a float-adjusted capitalization-weighted index, meaning that each underlying stock's weight in the index is based on its free float-adjusted market capitalization. The S&P/ASX 200 Index is comprised of the 100 largest stocks listed on the Australian Stock Exchange (the "ASX"), plus an additional 100 stocks, all of which must meet certain liquidity requirements. S&P chooses companies for inclusion in the S&P/ASX 200 Index® with an aim of providing a broad market representation, while maintaining underlying investability and liquidity. S&P may from time to time, in its sole discretion, add companies to, or delete companies from, the S&P/ASX 200 Index® to achieve the objectives stated above. Relevant criteria employed by S&P (discussed in more detail below) include a stock's liquidity, free float and market capitalization.

    Calculation of the S&P/ ASX 200 Index

The calculation of the value of the S&P/ASX 200 Index® is based on the relative float-adjusted aggregate market capitalization of the stocks of 200 companies in the Australian market (the

"Component Stocks") as of a particular time as compared to the base value of the S&P/ASX 200 Index®. The index market capitalization for each Component Stock is calculated by multiplying the company's stock price times the number of ordinary shares times the investable weight factor (as discussed below). Calculations for the S&P/ASX 200 Index® are based on stock prices taken from the ASX. The official daily S&P/ASX 200 Index® closing values are calculated after the market closes and are based on the last traded price for each Component Stock.

Component Stocks of the S&P/ASX 200 Index® are determined after an analysis of the stocks' liquidity, free float and market capitalization. A constituent of the S&P/ASX 200 Index® must be sufficiently liquid to enable institutional investors to buy in and sell out of the company without severely distorting the share price of that stock. The S&P Australian Index Committee (the "Committee") assesses whether a company has sufficient liquidity to be eligible for the S&P/ASX 200 Index® by analyzing each company's free float and daily share turnover. Free float is defined as the portion of shares not being held by the following: (i) government and government agencies, (ii) controlling and strategic shareholders/partners, (iii) any other entities or individuals which hold more than 5%, excluding some financial institutions and funds and (iv) other restricted portions such as treasury stocks. Stocks are deemed ineligible for inclusion in the S&P/ASX200 if their free float is less than 30%. In addition, the Committee considers market capitalization, adjusting each company's market capitalization for free float. An investable weight factor is used in the adjustment process. In most cases, a stock's factor will be a direct reflection of its level of free float; however, some stocks are allocated a factor at half of its free float level as a result of low liquidity. The Committee considers average float-adjusted market capitalization over a six-month period when assessing whether a company's market capitalization is sufficient for the company to be represented in the S&P/ASX 200.

The Committee is responsible for setting policy, determining index composition and administering the S&P/ASX 200 Index® in accordance with the S&P/ASX methodology. The Committee is comprised of five members representing S&P and ASX, The Committee may add, remove or bypass any company or security during the selection process.

In maintaining the S&P/ASX 200 Index®, the Committee considers the guiding principle of minimizing changes to the index portfolio. The Committee deletes Component Stocks from the S&P/ASX 200 Index® for reasons including acquisition, insufficient market capitalization, insufficient liquidity, liquidation or insolvency and company restructurings. Additions to the S&P/ASX 200 Index® are triggered only by deletions, and are evaluated using the criteria described above for selection of Component Stocks. Initial public offerings may be eligible for inclusion prior to six months of data being available, but only if a deletion occurs and the Committee decides that the inclusion is justified.

The Committee rebalances the S&P/ASX 200 Index® quarterly at the end of February, May, August, and November; the free float and investable weight factors of Component Stocks are reviewed as part of the February rebalance. Quarterly rebalances analyze market capitalization and liquidity over the previous six months. The Committee announces index deletions and replacements to the S&P/ASX 200 Index® to the market on the first Friday of March, June, September and December. Quarterly changes become effective at the close of trade on the third Friday of March, June, September and December. The S&P/ASX 200 Index® is also rebalanced, and investable weight factors are adjusted, on an as needed basis when significant corporate events occur.

S&P makes changes to the S&P/ASX 200 Index® shares on issue under the following circumstances: (i) market-wide placements and buybacks that are 5% of the index issued capital and greater than 5 million Australian dollars ("A$"), (ii) shares issued as a result of dividend reinvestment plans and (iii) rights issues, bonus issues and other major corporate actions. The ASX may quote a different number of shares than the S&P/ ASX 200 Index®; however, if the aggregated difference between the ASX quoted shares and the S&P/ASX Index® quoted shares at quarter-end is greater than A$100 million or 5% of the index issued capital, shares will be adjusted to reflect those quoted by the ASX.

While S&P currently employs the above methodology to calculate the S&P/ASX 200 Index®, we cannot assure you that S&P will not modify or change this methodology in a manner that may affect the redemption amount at maturity to beneficial owners of the securities.

Neither we nor any of our affiliates accepts any responsibility for the calculation, maintenance or publication of, or for any error, omission or disruption in, the S&P/ASX 200 Index® or any successor index. S&P does not guarantee the accuracy or completeness of the S&P/ASX 200 Index® or any data included in the S&P/ASX 200 Index®. S&P assumes no liability for any errors, omissions or disruption in the calculation and dissemination of the S&P/ASX 200 Index®. S&P disclaims all responsibility for any errors or omissions in the calculation and dissemination of the S&P/ASX 200 Index® or the manner in which the S&P/ASX 200 Index® is applied in determining the amount payable on the securities.

    License agreement with S&P

We or one of our affiliates and S&P are parties to a non-exclusive license agreement providing for the license to us, in exchange for a fee, of the right to use indices owned and published by S&P in connection with certain securities, including these securities.

The licensing agreement between the Bank and the McGraw-Hill Companies, Inc. is solely for their benefit and not for the benefit of the owners of the Notes or any other third parties.

Historical Performance of the S&P/ASX 200 Index®

The following chart shows the performance of the S&P/ASX 200 Index® of the period from May 29, 1992 to October 5, 2005.

The Dow Jones EURO STOXX 50® Index

We have obtained all information regarding the Dow Jones EURO STOXX 50® Index contained in this pricing supplement, including its make-up, method of calculation and changes in its components, from publicly available information. That information reflects the policies of, and is subject to change by, STOXX Limited. We do not assume any responsibility for the accuracy or completeness of such information. The Dow Jones EURO STOXX 50® Index is published by STOXX Limited, a joint venture between Deutsche Börse AG, Dow Jones & Company, Inc., Euronext Paris SA and SWX Swiss Exchange.

As a member of the Dow Jones STOXX® family, the Dow Jones EURO STOXX 50® Index represents the performance of 50 companies representing the market sector leaders in the Eurozone. The following countries are included: Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, The Netherlands, Portugal and Spain. Like all Dow Jones STOXX ® indices, it is a free float market capitalization-weighted index. Component weightings are based on the number of free float shares; i.e. those shares that are available for trading. Only common shares and others with similar characteristics are included.

The Dow Jones EURO STOXX 50® Index is reviewed annually. If the number of shares changes by more than 10% (due to extraordinary corporate actions, e.g. initial public offerings, mergers and takeovers, spin-offs, delistings or bankruptcy), the number of shares are adjusted immediately. Changes of less than 10% will be implemented at the next quarterly review. Index divisors are adjusted to maintain the continuity of the Index across changes due to corporate actions. If the free float weighting of a blue chip component is more than 10% of the total free float market capitalization of the Dow Jones EURO STOXX 50® Index at a quarterly review, then it is reduced to 10% by a weighting cap factor that is fixed until the next quarterly review.

The Dow Jones EURO STOXX 50® Index is calculated with the Laspeyres formula which measures price changes against a fixed base quantity weight. The Dow Jones EURO STOXX 50® Index has a base value of 1,000 on the base date December 31, 1991. The closing value of the index is calculated at 20.00 CET (Central European Time) based on the closing/adjusted price of the shares in the Dow Jones EURO STOXX 50® Index. If a stock did not trade all day, then the previous day's closing/adjusted price is used. The same applies in case of a suspended quotation or stock exchange holiday.

STOXX Limited and Dow Jones & Company, Inc. have no relationship to the Bank, other than the licensing of Dow Jones EURO STOXX 50® Index and the related trademarks for use in connection with the Notes.

STOXX Limited and Dow Jones & Company, Inc. do not:

•	sponsor, endorse, sell or promote the Notes.

•	recommend that any person invest in the Notes or any other securities.

•	have any responsibility or liability for or make any decisions about the timing, amount or pricing of Notes.

•	have any responsibility or liability for the administration, management or marketing of the Notes.

•	consider the needs of the Notes or the owners of the Notes in determining, composing or calculating the Dow Jones EURO STOXX 50® Index or have any obligation to do so.

STOXX Limited and Dow Jones & Company, Inc., will not have any liability in connection with the Notes. Specifically, STOXX Limited and Dow Jones & Company, Inc. do not make any warranty, express or implied and disclaim any and all warranty about:

•	The results to be obtained by the Notes, the owner of the Notes or any other person in connection with the use of the Dow Jones EURO STOXX 50® Index and the data included in the Index;

•	The accuracy or completeness of the Dow Jones EURO STOXX 50® Index and its data; or

•	The merchantability and the fitness for a particular purpose or use of the Dow Jones EURO STOXX 50® Index and its data.

In addition, STOXX Limited and Dow Jones & Company, Inc. will have no liability for any errors, omissions or interruptions in the Dow Jones EURO STOXX 50® Index or its data and under no circumstances will STOXX Limited or Dow Jones & Company, Inc. be liable for any lost profits or indirect, punitive, special or consequential damages or losses, even if STOXX Limited or Dow Jones & Company, Inc. knows that they might occur.

The licensing agreement between the Bank and STOXX Limited is solely for their benefit and not for the benefit of the owners of the Notes or any other third parties.

Historical Performance of the Dow Jones EURO STOXX 50® Index

The following chart shows the performance of the Dow Jones EURO STOXX 50® Index of the period from December 31, 1986 to October 5, 2005.

The FTSE 100 Index

Unless otherwise stated, all information regarding the FTSE 100 Index provided in this pricing supplement is derived from FTSE International Ltd. ("FTSE") or other publicly available sources. Such information reflects the policies of FTSE as stated in such sources, and such policies are subject to change by FTSE. We do not assume any responsibility for the accuracy or completeness of such information. FTSE is under no obligation to continue to publish the FTSE 100 Index and may discontinue publication of the FTSE 100 Index at any time.

The FTSE 100 Index is a float-adjusted index calculated, published and disseminated by FTSE, a company owned equally by the London Stock Exchange (the "LSE") and the Financial Times. The FTSE 100 Index measures the composite price performance of stocks of the 100 most highly capitalized companies traded on the LSE. Publication of the FTSE 100 Index began in February 1984.

    Calculation of the FTSE 100 Index

The FTSE 100 Index is calculated by (i) multiplying the per share price of each stock included in the FTSE 100 Index by the number of outstanding shares, (ii) calculating the sum of all such products (the "FTSE Aggregate Market Value"), (iii) dividing the FTSE Aggregate Market Value by a divisor that represents the FTSE Aggregate Market Value on the base date of the FTSE 100 Index and that can be adjusted to allow changes in the issued share capital of individual underlying stocks including the deletion and addition of stocks, the substitution of stocks, stock dividends and stock splits to be made without distorting he FTSE 100 Index and (iv) multiplying the result by 1000. Because of such capitalization weighting, movements in share prices of companies with relatively larger market capitalization will have a greater effect on the level of the entire FTSE 100 Index than will movements in share prices of companies with relatively smaller market capitalization.

The 100 stocks included in the FTSE 100 Index (the "FTSE Underlying Stocks") were selected from a reference group of stocks trading on the LSE that satisfy certain criteria, including liquidity based on public float, accuracy and reliability of prices, size and turnover of shares. The FTSE Underlying Stocks consist of the 100 stocks from this reference group with the largest market value. A list of the issuers of the FTSE Underlying Stocks is available from FTSE.

The FTSE 100 Index is reviewed quarterly by a committee to provide stability while ensuring that the FTSE 100 Index continues to be representative of the market. The FTSE Underlying Stocks may be replaced, if necessary, in accordance with deletion/addition rules that provide generally for the removal and replacement of a stock from the FTSE 100 Index if such stock is delisted, the issuer of such stock is subject to a takeover offer that has been declared unconditional or such stock has ceased, in the opinion of the committee, to be a viable component of the FTSE 100 Index. A stock will be added at the quarterly review if it has risen to 90th place or above and a stock will be deleted at the quarterly review if it has fallen to 111th place or below, in each case ranked on the basis of market capitalization. Other changes to the FTSE Underlying Stocks are made as the result of mergers, new issues and other events.

Neither we nor any of our affiliates accepts any responsibility for the calculation, maintenance or publication of, or for any error, omission or disruption in, the FTSE 100 Index or any successor index. FTSE does not guarantee the accuracy or completeness of the FTSE 100 Index or any data included in the FTSE 100 Index. FTSE assumes no liability for any errors, omissions or disruption in the calculation and dissemination of the FTSE 100 Index. FTSE disclaims all responsibility for any errors or omissions in the calculation and dissemination of the FTSE 100 Index or the manner in which the FTSE 100 Index is applied in determining the amount payable on the securities.

    License agreement with FTSE

We and FTSE have entered into a non-exclusive license agreement providing for the license to us, in exchange for a fee, of the right to use certain indices calculated by FTSE in connection with certain securities, including these securities.

The license agreement between FTSE and us provides that the following information must be set forth in this pricing supplement:

The securities are not in any way sponsored. endorsed, sold or promoted by FTSE International Ltd. ("FTSE") or by the London Stock Exchange Ltd. ("LSE") or by The Financial Times Limited ("FT") and neither FTSE or the LSE or FT makes any warranty or representation whatsoever, expressly or impliedly, either as to the results to be obtained from the use of the FTSE 100 Index and/or the figure at which the said FTSE 100 Index stands at any particular time on any particular day or otherwise. The FTSE 100 Index is compiled and calculated solely by FTSE. However, neither FTSE or the LSE or FT shall be liable (whether in negligence or otherwise) to any person to for any error in the FTSE 100 Index and neither the LSE or FT shall be under any obligation to advise any person of any error therein.

FTSE™ is a trademark of London Stock Exchange Limited and The Financial Times Limited and is used by FTSE International Limited under license.

The FTSE 100 Index is calculated by FTSE international Limited in conjunction with the Institute of Actuaries. FTSE International Limited accepts no liability in connection with the trading of any products on the FTSE 100 Index.

All copyright in the index values and constituent list vest in FTSE International Limited. We have obtained full license from FTSE international Limited to use such rights in the creation of this product.

The licensing agreement between the Bank and FTSE International Ltd. is solely for their benefit and not for the benefit of the owners of the Notes or any other third parties.

Historical Performance of the FTSE 100 Index Index

The following chart shows the performance of the FTSE 100 Index of the period from December 31, 1986 to October 5, 2005.

The Nikkei 225 Index®

We have obtained all information regarding the Nikkei 225 Index® contained in this pricing supplement, including its make-up, method of calculation and changes in its components, from publicly available information. That information reflects the policies of, and is subject to change by, Nihon Keizai Shimbun, Inc. ("Nihon"). We do not assume any responsibility for the accuracy or completeness of such information.

The Nikkei 225 Index® is one of Japan's major stock market indices and has been calculated continuously since September 7, 1950. The Index is sponsored by Nihon, which has calculated and announced the Nikkei 225 Index® since 1970. Since October 1, 1985, its policy has been to calculate the Nikkei 225 Index® every minute during the normal trading hours on the Tokyo Stock Exchange. The current calculation method, called the Dow Jones method, has been used since 1950. This "modified price-weighted" method is different than a simple average in that the divisor is adjusted to maintain continuity and reduce the effect of external factors not directly related to the market.

The Constituent Stocks of the Nikkei 225 Index® are 225 actively traded issues of the Tokyo Stock Exchange, First Section. In its selection of constituents, the intention is that the Index reflects up-to-the-moment market trends. Since October 1991, constituents are checked every year and relatively low liquidity issues are replaced with high liquidity issues. In this way, the Nikkei 225 Index® corresponds to the changes of the market environment.

The Notes are not sponsored, endorsed, sold or promoted by Nihon. Nihon does not make any warranty or representation whatsoever, express or implied, either as to the results to be obtained through the use of the Nikkei 225 Index® or the figure at which the index stands at any particular day or otherwise. The Nikkei 225 Index® is compiled and calculated solely by Nihon. However, Nihon shall not be liable to any person for any error in the Nikkei 225 Index® and Nihon shall not be under any obligation to advise any person, including a purchaser or vendor of the Notes, of any error therein. Nihon does not make any warranty or representation to the holders or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly, or the ability of the Nikkei 225 Index® to track general stock market performance or any other economic factor. The only relationship of Nihon to the Bank would be the possible licensing or sub-licensing of certain trademarks, trade names and other property of Nihon and of the Nikkei 225 Index®. Nihon does not endorse or make any judgment in respect of the Bank or any products issued by the Bank. The Nikkei 225 Index® is determined, composed and calculated by Nihon without regard to the Bank or the Notes. Nihon has no obligation to continue the calculation and dissemination of the Nikkei 225 Index® or to take the needs of the Bank or the holders into consideration in determining, composing or calculating the Nikkei 225 Index®. Nihon is not responsible for or has not participated in the determination of the timing of, prices of, or quantities of, the Notes to be issued or in the determination or calculation of the equation by which the Index Interest under the Notes is determined. Nihon has no obligation or liability in connection with the administration, marketing or trading of the Notes.

Nihon does not guarantee the accuracy or the completeness of the Nikkei 225 Index® or of any data included in the Nikkei 225 Index® and has no liability (whether in negligence or otherwise) for any errors, omissions, or interruptions in the publication of, or for the unavailability or non-supply of, the Nikkei 225 Index® and is not obliged to advise any person of any such event. Nihon makes no warranty or condition, express or implied, as to the results to be obtained by the Bank, the holders or any other person or entity from the use of the Nikkei 225 Index® or any data included in that Nikkei 225 Index®. Nihon makes no express or implied warranties or conditions, and expressly disclaims all warranties or conditions of merchantability or fitness for a particular purpose or use with respect to the Nikkei 225 Index® or any data included in the Nikkei 225 Index®. Nihon disclaims responsibility for all claims whatsoever, including claims that arise out of the accident or negligence of Nihon, its related corporations and their servants and agents or acts of third parties. Without limiting any of the foregoing, in no event shall Nihon have any liability in connection with the Notes or otherwise for any special, punitive, directed or consequential damages (including loss of profits), even if notified of the possibility of such damages.

While Nihon currently employs a defined methodology to calculate the Nikkei 225 Index®, no assurance can be given that Nihon will not modify or change such methodology in a manner that may affect any amount of Index Interest which may be payable to the holders. Nihon is under no obligation to continue the calculation and dissemination of the Nikkei 225 Index®. Neither the Bank nor any investment dealer, broker or agent selling the Notes, including the Underwriter, shall have any responsibility for the calculation and dissemination of the Nikkei 225 Index® (except as expressly stated in this pricing supplement) or any errors or omissions in the Nikkei 225 Index®.

The licensing agreement between the Bank and Nihon is solely for their benefit and not for the benefit of the owners of the Notes or any other third parties.

Historical Performance of the Nikkei 225 Index®

The following chart shows the performance of the Nikkei 225 Index® of the period from December 31, 1986 to October 5, 2005.

Historical performance of the Underlying Indices will not necessarily predict future performance of the Underlying Indices or the Notes. The source of the data displayed in these charts is Bloomberg L.P. and its accuracy cannot be guaranteed.

PAYMENT UNDER THE NOTES

The following is a summary description of the basis for the calculation of the amount payable under the Notes.

Payment Amount on Maturity

A holder's payment entitlement at maturity or "Payment Amount" will be calculated by us or by the Calculation Agent based on the following formula:

Payment Amount = Principal Amount + Index Interest

Calculation of Index Interest

"Index Interest" payable on a Note will be an amount (if any), not less than zero, calculated based on the following formula:

Index Interest = (Principal Amount x Percentage Change)

Index Interest will represent the return on the Notes for the entire period that the Notes are issued and outstanding.

Calculation of Percentage Change

"Percentage Change" will be a number, expressed as a percentage (rounded to four decimal places) equal to the sum of the Weighted Component Changes for the Underlying Indices.

The "Weighted Component Change" for an Underlying Index will be determined as follows:

Component Weight x (Final Index Level – Initial Index Level)

Initial Index Level

where:

"Component Weight" for each Underlying Index is as follows:

Underlying Index	Component Weight
S&P 500 Index®	20%
Dow Jones EURO STOXX 50® Index	20%
Nikkei 225 Index®	20%
FTSE 100 Index	20%
S&P/ASX 200 Index®	20%

"Initial Index Level" of an Underlying Index is the level of the Underlying Index as of the close of trading on the relevant Principal Exchange(s) on the Trade Date.

"Exchange Day" means, in respect of an Underlying Index, a day which is (or, but for the occurrence of a market disruption event, would have been) a trading day on each of the Principal Exchanges and Related Exchanges for the securities comprising such Underlying Index, other than a day on which trading on such an exchange is scheduled to close prior to its regular closing time;

"Final Valuation Date" means, in respect of an Underlying Index, the third Exchange Day immediately prior to the Maturity Date, unless the Calculation Agent determines that a market disruption event occurs or is continuing on that day. In that event, the Final Valuation Date will be the first following calendar day on which the calculation agent determines that a market disruption event does not occur and is not continuing. In no event, however, will the Final Valuation Date be postponed by more than ten business days; and

"Final Index Level" of an Underlying Index is, subject to delay or acceleration in the circumstances described under "—Consequences of Market Disruption Events", the level of the Underlying Index as of the close of trading on the relevant Principal Exchange(s) on the Final Valuation Date.

If the sum of the Weighted Component Changes is a negative number, then the Percentage Change, and in turn Index Interest, will be deemed to be zero.

Maturity Date

The Maturity Date will be October 29, 2010, unless that day is not a business day, in which case the Maturity Date will be the next following business day. If the third Exchange Day before this applicable day does not qualify as the Final Valuation Date in respect of any Underlying Index as determined in accordance with "—Final Valuation Date" above, then the Maturity Date will be the third Exchange Day following the last to occur of the Final Valuation Dates in respect of each Underlying Index. The Calculation Agent may postpone a Final Valuation Date—and therefore the Maturity Date—if a market disruption event occurs or is continuing on a day that would otherwise be the Final Valuation Date. We describe market disruption events under "—Consequences of Market Disruption Events" below.

Consequences of Market Disruption Events

The Calculation Agent will determine the Final Index Level for each Underlying Index on the Final Valuation Date. As described above, the Final Valuation Date may be postponed, and thus the determination of the Final Index Level may be postponed if the Calculation Agent determines that, on the Final Valuation Date, a market disruption event has occurred or is continuing for one or more of the Underlying Indices. If such a postponement occurs, the Calculation Agent will use the closing level of the particular Underlying Index on the first calendar day on which no market disruption event occurs or is continuing. In no event, however, will the determination of the Final Index Level be postponed by more than ten business days.

If the determination of the Final Index Level is postponed to the last possible day, but a market disruption event for one or more of the Underlying Indices occurs or is continuing on that day, that day will nevertheless be the date on which the Final Index Level will be determined by the Calculation Agent. In such an event, the Calculation Agent will make a good faith estimate in its sole discretion of the Final Index Level that would have prevailed in the absence of the market disruption event.

Any of the following will be a market disruption event:

•	a suspension, absence or material limitation of trading in a material number of Constituent Stocks in the relevant Underlying Index for more than two hours or during the one-half hour before the close of trading in the relevant market, as determined by the Calculation Agent in its sole discretion;

•	a suspension, absence or material limitation of trading in option or futures contracts relating to one or more of the Underlying Indices or a material number of Constituent Stocks in the relevant Underlying Index in the primary market for those contracts for more than two hours of trading or during the one-half hour before the close of trading in the relevant market, as determined by the Calculation Agent in its sole discretion;

•	one or more of the Underlying Indices are not published, as determined by the Calculation Agent in its sole discretion; or

•	in any other event, if the Calculation Agent determines in its sole discretion that the event materially interferes with our ability or the ability of any of our affiliates to unwind all or a material portion of a hedge with respect to the Notes that we or our affiliates have effected or may effect as described below under "Use of Proceeds and Hedging."

The following events will not be market disruption events:

•	a limitation on the hours or numbers of days of trading, but only if the limitation results from an announced change in the regular business hours of the relevant market; or

•	a decision to permanently discontinue trading in the option or futures contracts relating to one or more of the Underlying Indices or any Constituent Stocks.

For this purpose, an "absence of trading" in the primary securities market on which option or futures contracts related to an Underlying Index or any Constituent Stocks are traded will not include any time when that market is itself closed for trading under ordinary circumstances.

Available Information Respecting Percentage Change

A holder may obtain current information with respect to the amount that would be the Percentage Change at a point in time from its dealer or financial advisor or by contacting a representative of the Calculation Agent. Such amount will be calculated on the basis described under "Payment Under the Notes—Calculation of Percentage Change" as if the date on which the information is provided was the Maturity Date.

Neither we nor the Calculation Agent assume responsibility for the accuracy or completeness of such information. In particular, if an Extraordinary Event or other circumstance occurs which would otherwise require the appointment of Calculation Experts, prior to the time when we are required to do so, we (including through the Calculation Agent) will use our best efforts to determine the Percentage Change. However, we and the Calculation Agent do not, and will not, assume any liability to holders for such calculations or for any actions, including a sale of the Notes, taken by holders in reliance upon our calculations.

Dealings with the Companies Whose Securities Comprise the Underlying Indices

We, the Underwriter, or any of our affiliates may from time to time, in the course of our respective normal business operations, have dealings with one or more of the companies whose securities comprise the Index, including through the extension of credit, or investing in securities of such companies. We will base all such actions on normal commercial criteria in the particular circumstances and we will not take into account the effect, if any, of such actions on the level of an Underlying Index, the amount of Index Interest that may be payable on the Notes or holders' interests generally.

Discontinuance or Modification of an Underlying Index

If any Index Source discontinues publication of its respective Underlying Index and it or any other person or entity publishes a substitute index that the Calculation Agent determines is comparable to the particular Underlying Index and approves such substitute index as a successor index, then the Calculation Agent will determine the Final Index Level and the amount payable at maturity by reference to such successor index.

If the Calculation Agent determines that the publication of one or more of the Underlying Indices are discontinued and that there is no successor index on any date when the level of the particular Underlying Index is required to be determined, the Calculation Agent will instead make the necessary determination by reference to a group of stocks or one or more indices and a computation methodology that the Calculation Agent determines will as closely as reasonably possible replicate the particular Underlying Index.

If the Calculation Agent determines that the securities included in the Underlying Indices or the method of calculating an Underlying Index have changed at any time in any respect that causes the Underlying Index not to fairly represent the level of the Underlying Index had such changes not been made or that otherwise affects the calculation of the Final Index Level or the amount payable at maturity, then the Calculation Agent may make adjustments in this method of calculating the particular Underlying Index that it believes are appropriate to ensure that the Final Index Level used to determine the amount payable on the Maturity Date is equitable. All determinations and adjustments to be made by the Calculation Agent with respect to the Final Index Level, the amount payable at maturity or otherwise relating to the level of the Underlying Indices may be made by the Calculation Agent in its sole discretion.

Role of the Calculation Agent

JPMorgan Chase Bank, N.A. will serve as the Calculation Agent. The Calculation Agent will make all determinations regarding the value of the Notes at maturity, market disruption events,

business days, the default amount, the Final Index Level, the return of any Underlying Index and the amount payable in respect of your Notes. Absent manifest error, all determinations of the Calculation Agent will be final and binding on you and us, without any liability on the part of the Calculation Agent. Please note that the firm named as the Calculation Agent in this pricing supplement is the firm serving in that role as of the original issue date of the Notes. We may change the Calculation Agent after the original issue date without notice.

Default Amount on Acceleration

If an event of default occurs and the maturity of the Notes is accelerated, we will pay the default amount in respect of the principal of the Notes at maturity. We describe the default amount below under "—Default Amount."

For the purpose of determining whether the holders of our Senior Global Medium-Term Notes, Series A, of which the Notes are a part, are entitled to take any action under the indenture, we will treat the outstanding principal amount of the Notes as the outstanding principal amount of that Note. Although the terms of the Notes may differ from those of the other Senior Global Medium-Term Notes, Series A, holders of specified percentages in principal amount of all Senior Global Medium-Term Notes, Series A, together in some cases with other series of our debt securities, will be able to take action affecting all the Senior Global Medium-Term Notes, Series A, including the Notes. This action may involve changing some of the terms that apply to Senior Global Medium-Term Notes, Series A, accelerating the maturity of the Senior Global Medium-Term Notes, Series A after a default or waiving some of our obligations under the indenture. We discuss these matters in the attached prospectus under "Events of Default."

Default Amount

The default amount for the Notes on any day will be an amount, in U.S. Dollars for the principal of the Notes, equal to the cost of having a qualified financial institution, of the kind and selected as described below, expressly assume all our payment and other obligations with respect to the Notes as of that day and as if no default or acceleration had occurred, or to undertake other obligations providing substantially equivalent economic value to you with respect to the Notes. That cost will equal:

•	the lowest amount that a qualified financial institution would charge to effect this assumption or undertaking, plus

•	the reasonable expenses, including reasonable attorneys' fees, incurred by the holders of the Notes in preparing any documentation necessary for this assumption or undertaking.

During the default quotation period for the Notes, which we describe below, the holders of the Notes and/or we may request a qualified financial institution to provide a quotation of the amount it would charge to effect this assumption or undertaking. If either party obtains a quotation, it must notify the other party in writing of the quotation. The amount referred to in the first bullet point above will equal the lowest—or, if there is only one, the only—quotation obtained, and as to which notice is so given, during the default quotation period. With respect to any quotation, however, the party not obtaining the quotation may object, on reasonable and significant grounds, to the assumption or undertaking by the qualified financial institution providing the quotation and notify the other party in writing of those grounds within two business days after the last day of the default quotation period, in which case that quotation will be disregarded in determining the default amount.

Default Quotation Period

The default quotation period is the period beginning on the day the default amount first becomes due and ending on the third business day after that day, unless:

•	no quotation of the kind referred to above is obtained, or

•	every quotation of that kind obtained is objected to within five business days after the due date as described above.

If either of these two events occurs, the default quotation period will continue until the third business day after the first business day on which prompt notice of a quotation is given as described above. If that quotation is objected to as described above within five business days after that first business day, however, the default quotation period will continue as described in the prior sentence and this sentence.

In any event, if the default quotation period and the subsequent two business day objection period have not ended before the final valuation date, then the default amount will equal the principal amount of the Notes.

Qualified Financial Institutions

For the purpose of determining the default amount at any time, a qualified financial institution must be a financial institution organized under the laws of any jurisdiction in the United States of America, Europe or Japan, which at that time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and rated either:

•	A-1 or higher by Standard & Poor's Ratings Group or any successor, or any other comparable rating then used by that rating agency, or

•	P-1 or higher by Moody's Investors Service, Inc. or any successor, or any other comparable rating then used by that rating agency.

USE OF PROCEEDS AND HEDGING

We will use the net proceeds we receive from the sale of the Notes for the purposes we describe in the attached prospectus under "Use of Proceeds." We or our affiliates may also use those proceeds in transactions intended to hedge our obligations under the Notes as described below.

In anticipation of the sale of the Notes, we or our affiliates expect to enter into hedging transactions involving purchases of securities included in or linked to one or more of the Underlying Indices and/or listed and/or over-the-counter options, futures or exchange-traded funds on Constituent Stocks or one or more of the Underlying Indices prior to and/or on the trade date. From time to time, we or our affiliates may enter into additional hedging transactions or unwind those we have entered into. In this regard, we or our affiliates may:

•	acquire or dispose of securities of the issuers of Constituent Stocks,

•	acquire or dispose of positions in listed or over-the-counter options, futures, exchange-traded funds or other instruments based on the level of any Underlying Index or the value of the Constituent Stocks,

•	acquire or dispose of positions in listed or over-the-counter options, futures, or exchange-traded funds or other instruments based on the level of other similar market indices or stocks, or

•	any combination of the three.

We or our affiliates may acquire a long or short position in securities similar to the Notes from time to time and may, in our or their sole discretion, hold or resell those securities.

We or our affiliates may close out our or their hedge on or before the final valuation date. That step may involve sales or purchases of Constituent Stocks, listed or over-the-counter options or futures on Constituent Stocks or listed or over-the-counter options, futures, exchange-traded funds or other instruments based on indices designed to track the performance of any Underlying Index or other components of foreign equity markets.

The hedging activity discussed above may adversely affect the market value of the Notes from time to time. See "Risk Factors" on page P-4 for a discussion of these adverse effects.

SUPPLEMENTAL TAX CONSIDERATIONS

The following is a general description of certain United States and Canadian tax considerations relating to the Notes. It does not purport to be a complete analysis of all tax considerations relating to the Notes. Prospective purchasers of the Notes should consult their tax advisers as to the consequences under the tax laws of the country of which they are resident for tax purposes and the tax laws of Canada and the United States of acquiring, holding and disposing of the Notes and receiving payments of principal or other amounts under the Notes. This summary is based upon the law as in effect on the date of this pricing supplement and is subject to any change in law that may take effect after such date.

Supplemental U.S. Tax Considerations

The discussion below supplements the discussion under "Certain Income Tax Consequences— Certain United States Federal Income Tax Consequences" in the attached prospectus and prospectus supplement and is subject to the limitations and exceptions set forth therein. This discussion is only applicable to you if you are a United States holder (as defined in the accompanying prospectus).

The Notes will be treated as debt instruments subject to the special tax rules governing contingent payment obligations for United States federal income tax purposes. Under those rules, the amount of interest you are required to take into account for each accrual period will be determined by constructing a projected payment schedule for the Notes, and applying the rules similar to those for accruing original issue discount on a hypothetical noncontingent debt instrument with that projected payment schedule. This method is applied by first determining the yield at which we would issue a noncontingent fixed rate debt instrument with terms and conditions similar to the Notes (the "comparable yield") and then determining a payment schedule as of the issue date that would produce the comparable yield. These rules will generally have the effect of requiring you to include amounts in respect of the Notes prior to your receipt of cash attributable to that income.

We have determined that the comparable yield for the Notes is equal to        % per annum, compounded semiannually, with a projected payment at maturity of $                 based on an investment of $10,000.

You are required to use this comparable yield and projected payment schedule in determining your interest accruals in respect of the Notes, unless you timely disclose and justify on your federal income tax return the use of a different comparable yield and projected payment schedule.

The comparable yield and projected payment schedule are not provided to you for any purpose other than the determination of your interest accruals in respect of the Notes, and we make no representations regarding the amount of contingent payments with respect to the Notes.

If you purchase the Notes for an amount that differs from the Notes' adjusted issue price at the time of the purchase, you must determine the extent to which the difference between the price you paid for your Notes and their adjusted price is attributable to a change in expectations as to the projected payment schedule, a change in interest rates, or both, and allocate the difference accordingly. The adjusted issue price of the Notes will equal the Notes' original offering price plus any interest deemed to be accrued on the Notes (under the rules governing contingent payment obligations) as of the time you purchased the Notes.

If you purchase the Notes for an amount that is less than the adjusted issue price of the Notes, you must (a) make positive adjustments increasing the amount of interest that you would otherwise accrue and include in income each year to the extent of amounts allocated to a change in interest rates under the preceding paragraph and (b) make positive adjustments increasing the amount of ordinary income (or decreasing the amount of ordinary loss) that you would otherwise recognize on the maturity of the Notes to the extent of amounts allocated to a change in expectations as to the projected payment schedule under the preceding paragraph. If you purchase the Notes for an amount that is greater than the adjusted issue price of the Notes, you must (a) make negative adjustments decreasing the amount of interest that you would otherwise accrue and include in income each year to the extent of amounts allocated to a change in interest rates under the preceding paragraph and

(b) make negative adjustments decreasing the amount of ordinary income (or increasing the amount of ordinary loss) that you would otherwise recognize on the maturity of the Notes to the extent of amounts allocated to a change in expectations as to the projected payment schedule under the preceding paragraph. Adjustments allocated to the interest amount are not made until the date the daily portion of interest accrues.

Because any Form 1099-OID that you receive will not reflect the effects of positive or negative adjustments resulting from your purchase of the Notes at a price other than the adjusted issue price determined for tax purposes, you are urged to consult with your tax advisor as to whether and how adjustments should be made to the amounts reported on any Form 1099-OID.

You will recognize gain or loss on the sale or maturity of the Notes in an amount equal to the difference, if any, between the amount of cash you receive at such time and your adjusted basis in the Notes. In general, your adjusted basis in the Notes will equal the amount you paid for the Notes, increased by the amount of interest you previously accrued with respect to the Notes (in accordance with the comparable yield for the Notes) and increased or decreased by the amount of any positive or negative adjustment that you are required to make with respect to your Notes under the rules set forth above.

Any gain you recognize on the sale or maturity of the Notes will be ordinary interest income. Any loss you recognize at such time will be ordinary loss to the extent of interest you included as income in the current or previous taxable years in respect of the Notes, and thereafter, capital loss. The deductibility of capital losses is limited.

Supplemental Canadian Tax Considerations

The discussion below supplements the discussion under "Certain Income Tax Consequences— Certain Canadian Income Tax Consequences" in the attached prospectus and prospectus supplement and is subject to the limitations and exceptions set forth therein. This discussion is only applicable to you if you are a Non-Resident Holder (as defined in the accompanying prospectus supplement).

Interest paid or credited or deemed for purposes of the Act to be paid or credited on a Note (including the Index Interest) to a Non-Resident Holder will not be subject to Canadian non-resident withholding tax where we deal at arm's length for the purposes of the Act with the Non-Resident Holder at the time of such payment.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We have agreed to sell to RBC Capital Markets Corp., and RBC Capital Markets Corp. has agreed to purchase from us, the aggregate principal amount of the Notes specified on the front cover of this pricing supplement. Subject to the terms and conditions of a terms agreement, dated the date of this pricing supplement, RBC Capital Markets Corp., the Underwriter, has agreed to purchase the Notes as principal for its own account at a purchase price equal to the issue price specified on the front cover of this pricing supplement, less a commission of 3.25%. If you purchase less than $1,000,000 aggregate principal amount of the Notes in any single transaction during the initial public offering, the original public offering price for the Notes you purchase will be 100% of the principal amount. If you purchase $1,000,000 or more aggregate principal amount of the Notes in any single transaction during the original public offering, the original public offering price for the Notes you purchase will be 99.0% of the principal amount. The Underwriter may resell any Notes it purchases as principal to other brokers or dealers at a discount of up to 3.25% of the principal amount of the Notes. The Underwriter has advised us that, if it is unable to sell all the Notes at the public offering price, the Underwriter proposes to offer the Notes from time to time for sale in negotiated transactions or otherwise, at prices to be determined at the time of sale.

In the future, we or our affiliates may repurchase and resell the Notes in market-making transactions. For more information about the plan of distribution, the distribution agreement (of which the terms agreement forms a part) and possible market-making activities, see "Supplemental Plan of Distribution" in the accompanying prospectus supplement.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

In addition to the documents specified in the accompanying prospectus and prospectus supplement under "Documents Filed as Part of the Registration Statement", the following documents will be filed with the Securities and Exchange Commission ("SEC") and incorporated by reference as part of the Registration Statement to which this pricing supplement relates (the "Registration Statement"): (i) the Terms Agreement, dated the date of this pricing supplement, between us and the Underwriter, (ii) the comfort letter of Deloitte & Touche LLP and (iii) the consent of Deloitte & Touche LLP (attached as an Exhibit to this pricing supplement). Such documents will not be incorporated by reference into this pricing supplement or the accompanying prospectus or prospectus supplement. Furthermore, we incorporate by reference the Report on Form 6-K filed with the SEC on [              ], 2005 under the Securities Exchange Act of 1934.

Additional exhibits to the Registration Statement to which this pricing supplement relates may be subsequently filed in reports on Form 40-F or on Form 6-K that specifically state that such materials are incorporated by reference as exhibits in Part II of the Registration Statement.

EXHIBIT

Auditors' Consent

We refer to the Preliminary Pricing Supplement No. 11 of Royal Bank of Canada (the "Bank") dated October 6, 2005, relating to the offering of US$                 Senior Global Medium-Term Notes, Series A (Principal Protected Global Index Basket-Linked Notes, due October 29, 2010), to the Prospectus Supplement dated January 26, 2005 relating to the offering of up to US$1,370,000,000 Senior Global Medium-Term Notes, Series A to the short form base shelf prospectus dated October 14, 2003 relating to the offering of up to US$4,000,000,000 Senior Debt Securities, Subordinated Debt Securities (Subordinated Indebtedness) (collectively, the "Prospectus"). We have read the Prospectus and have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the Prospectus of our reports to the shareholders of the Bank on the consolidated balance sheets as at October 31, 2004 and 2003 and the consolidated statements of income, changes in shareholders' equity and cash flows for each of the years in the two-year period ended October 31, 2004. Our reports are dated December 20, 2004.

(signed) "Deloitte & Touche LLP"
Chartered Accountants
Toronto, Canada
October 6, 2005

No dealer, salesman or other person has been authorized to give any information or to make any representation not contained in this pricing supplement or the accompanying prospectus or prospectus supplement and, if given or made, such information or representation must not be relied upon as having been authorized by Royal Bank of Canada or the Underwriter. This pricing supplement, the accompanying prospectus and prospectus supplement do not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities described in this pricing supplement nor do they constitute an offer to sell or a solicitation of an offer to buy the securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. The delivery of this pricing supplement, the accompanying prospectus and prospectus supplement at any time does not imply that the information they contain is correct as of any time subsequent to their respective dates.

US$

Royal Bank of Canada

Senior Global Medium-Term Notes, Series A
(Principal Protected Global Index Basket-Linked Notes, due October 29, 2010)

October     , 2005